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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                     INFORMATION STATEMENT PURSUANT TO RULES
                                 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                            American Healthcorp, Inc.
        ---------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
        ---------------------------------------------------------------
                         (Title of Class of Securities)


                                    02649V 10
                -------------------------------------------------
                                 (CUSIP Number)










                        (Continued on following page(s))

                                Page 1 of 5 Pages


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--------------------                                        -----------------
CUSIP No. 02649V 10                      13G                Page 2 of 5 Pages
--------------------                                        -----------------


-------------------------------------------------------------------------------

      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

                Thomas G. Cigarran
-------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]

                                                                     (b)   [ ]

-------------------------------------------------------------------------------
      3    SEC USE ONLY

-------------------------------------------------------------------------------

      4    CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S.A.

-------------------------------------------------------------------------------
      NUMBER OF          5     SOLE VOTING POWER

       SHARES                      807,588
                     ----------------------------------------------------------
    BENEFICIALLY         6     SHARED VOTING POWER

      OWNED BY
                     ----------------------------------------------------------
        EACH             7     SOLE DISPOSITIVE POWER

      REPORTING                  807,588
                     ----------------------------------------------------------
       PERSON            8     SHARED DISPOSITIVE POWER

        WITH
-------------------------------------------------------------------------------
      9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       807,588
-------------------------------------------------------------------------------
     10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
-------------------------------------------------------------------------------
     11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  9.8%
-------------------------------------------------------------------------------
     12    TYPE OF REPORTING PERSON*

                IN

-------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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--------------------                                         -----------------
CUSIP No. 02649V 10                     13G                  Page 3 of 5 Pages
--------------------                                         -----------------



Item 1(a)        Name of Issuer:                      American Healthcorp, Inc.

Item 1(b)        Address of Issuer's Principal        One Burton Hills Blvd.
                 Executive Offices:                   Nashville, TN 37215

Item 2(a)        Name of Person Filing:               See page 2, Item 1

Item 2(b)        Address of Principal Business        American Healthcorp, Inc.
                 Office:                              One Burton Hills Blvd.
                                                      Nashville, TN 37215

Item 2(c)        Citizenship:                         See page 2, Item 4.

Item 2(d)        Title of Class of Securities:        Common Stock, $.001 par
                                                      value.

Item 2(e)        CUSIP Number:                        02649V 10

Item 3           This statement is not filed pursuant to Rules 13d-1(b) or 13d-
                 2(b).

Item 4           Ownership:

                 (a) Amount beneficially owned:

                        See page 2, Item 9.

                 (b) Percent of class:

                        See page 2, Item 11.

                 (c) Number of shares as to which such person has:

                   (i) Sole power to vote or to direct the vote:

                        See page 2, Item 5.





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-------------------                                         -----------------
CUSIP No. 02649V 10                     13G                 Page 4 of 5 Pages
-------------------                                         -----------------



                     (ii)  Shared power to vote or to direct the vote:

                           See page 2, Item 6.

                     (iii) Sole power to dispose or to direct the disposition of

                           See page 2, item 7.

                     (iv) Shared power to dispose or to direct the disposition of

                            See page 2, Item 8.

                  Includes 194,895 shares which the reporting person had the right to acquire within 60 days of December 31, 1997 upon exercise of options.

         Item 5      Ownership of Five Percent or Less of a Class.
                     --------------------------------------------

                     Inapplicable.                                        [ ]

         Item 6      Ownership of More than Five Percent on Behalf of Another
                     ---------------------------------------------------------
                     Person.
                     -------

                     Inapplicable.

         Item 7      Identification and Classification of the Subsidiary
                     ---------------------------------------------------
                     Which Acquired the Security Being Reported on by the
                     ----------------------------------------------------
                     Parent Holding Company.
                     -----------------------

                     Inapplicable.

         Item 8      Identification and Classification of Members of the Group.
                     ---------------------------------------------------------

                     Inapplicable.

         Item 9      Notice of Dissolution of Group.
                     ------------------------------

                     Inapplicable.

         Item 10     Certification.
                     --------------

                     Inapplicable.



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CUSIP No. 02649V 10                     13G                Page 5 of 5 Pages
-------------------                                        -----------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          February 9, 1998
                                         --------------------------------------
                                         (Date)

                                          /s/ Thomas G. Cigarran
                                         --------------------------------------
                                         (Signature)


                                         Thomas G. Cigarran, Chief Executive
                                         --------------------------------------
                                         Officer, American Healthcorp, Inc.
                                         --------------------------------------
                                         (Name/Title)